One Maritime Plaza, Suite 2300 San Francisco, CA 94111-3513 +1 415 262 4500 Main +1 415 262 4555 Fax www.dechert.com
AISHA J. HUNT aisha.hunt@dechert.com +1 415 262 4594 Direct +1 415 262 4555 Fax

March 14, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:

Mary A. Cole, Division of Investment Management

Re:

Two Roads Shared Trust (the “Registrant”)

(File No. 333-182417; 811-22718)

Dear Ms. Cole:

Thank you for your telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to the addition of two new funds of the Registrant, the Anfield Universal Fixed Income Fund and the Charioteer Mortgage Income Fund (each, a “Fund” and together, the “Funds”), filed with the Commission on December 21, 2012.  The Registrant has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Registrant’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 5 to the Registrant’s registration statement on Form N-1A, which will be filed via EDGAR on or about March 14, 2013.

COMMENTS TO THE PROSPECTUS FOR ANFIELD UNIVERSAL FIXED INCOME FUND

Comment 1.

Please include a line item for “Acquired Fund Fees and Expenses” in the Fees and Expenses—Annual Fund Operating Expenses table, if appropriate.

Response 1.

This line item is currently not applicable to the Fund.

Comment 2.

If appropriate in accordance with the instructions to Form N-1A, in the Fees and Expenses—Annual Fund Operating Expenses table, insert a line item entitled “Total Annual Fund Operating Expenses” immediately following the line item “Other Expenses” and in the title of the current line item “Total Annual Fund Operating Expenses” please insert the words “after expense waiver.”

Response 2.

The disclosure has been revised as requested.

Comment 3.

In the Example immediately following the Fees and Expenses—Annual Fund Operating Expenses table, please confirm that any adjustments made for the expense waiver are reflected only in the period(s) for which the expense waiver is expected to continue.

Response 3.

Expense waiver adjustments made to the Example are reflected only in the periods for which the expense waiver is expected to continue.

Comment 4.

Please confirm whether the expense waiver shown in the Fees and Expenses—Annual Fund Operating Expenses table is in place for at least one year.

Response 4.

We confirm that the expense waiver will be in place for at least one year.

Comment 5.

Please identify the types of swaps in which the Fund may invest.  If the Fund expects to write credit default swaps, please confirm whether the Fund will segregate liquid assets sufficient to cover the notional value of such swaps.  If the Fund expects to invest in total return swaps, please confirm that the Fund applies the principles of SEC Release IC-10,666 to such investments.

Response 5.

Disclosure relating to the types of swaps in which the Fund may invest has been added to the Principal Investment Strategies section.  The Fund may write credit default swaps and invest in total return swaps.  Should it write credit default swaps, the Fund will segregate assets sufficient to cover their notional value.  Should the Fund invest in total return swaps, it will do so in accordance with applicable rules and regulations.

Comment 6.

In connection with valuing derivative instruments that are included in the Fund’s 80% policy, please confirm that the Fund does not use the notional value of such derivatives for purposes of such calculation.

Response 6.

The Fund does not use the notional value of the derivatives that are included in the Fund’s 80% policy when making the 80% policy calculations.

Comment 7.

In the penultimate paragraph of the Fund Summary—Principal Investment Strategies section, there is disclosure relating to the Fund’s average duration.  Please include an example of how duration can affect the Fund’s performance.

Response 7.

The requested disclosure has been added.

Comment 8.

Please confirm that expenses associated with short sales are included in the Fees and Expenses—Annual Fund Operating Expenses table.

Response 8.

Any expenses associated with short sales will be included in the Fees and Expenses—Annual Fund Operating Expenses table.

Comment 9.

The Fund Summary—Principal Investment Risks section includes a risk factor regarding active trading.  If the Fund expects to have a high portfolio turnover rate, consider adding related disclosure to the Principle Investment Strategies section.

Response 9.

The Principal Investment Strategies section has been revised to note that the Fund may engage in active trading.

Comment 10.

In the risk factor entitled “Derivatives Risk”, please include risk disclosure relating to the specific derivatives in which the Fund expects to invest.

Response 10.

Risk disclosure relating to the specific derivatives in which the Fund expects to invest has been added to the Additional Information about Principal Investment Strategies and Related Risks—Principal Risk Factors section.

Comment 11.

Consider including disclosure relating to risks associated with floating rate fixed income instruments in the risk factor entitled “Fixed Income Risk”.

Response 11.

Disclosure about the risks associated with floating rate fixed income instruments has been added to the risk factor entitled Fixed Income Risk in the Additional Information About Principal Investment Strategies and Related Risks—Principal Risk Factors section.

Comment 12.

Please clarify the Fund’s leverage strategy in the Principle Investment Strategies section.

Response 12.

Disclosure regarding the Fund’s leverage strategy has been added to the Principal Investment Strategies section.

Comment 13.

Please ensure that any changes made to the disclosure in the Fund Summary section in response to the above comments are made to the corresponding disclosure in the Additional Information about Principal Investment Strategies and Related Risks section.

Response 13.

We confirm that all changes made to the disclosure in the Fund Summary section in response to the above comments have been made to the corresponding disclosure in the Additional Information about Principal Investment Strategies and Related Risks section.

COMMENTS TO THE PROSPECTUS FOR CHARIOTEER MORTGAGE INCOME FUND

Comment 1.

Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses—Annual Fund Operating Expenses table, if appropriate.

Response 1.

This line item is currently not applicable to the Fund.

Comment 2.

If appropriate in accordance with the instructions to Form N-1A, in the Fees and Expenses—Annual Fund Operating Expenses table, insert a line item entitled “Total Annual Fund Operating Expenses” immediately following the line item “Other Expenses” and in the title of the current line item “Total Annual Fund Operating Expenses” please insert the words “after expense waiver.”

Response 2.

The disclosure has been revised as requested.

Comment 3.

In the Example immediately following the Fees and Expenses—Annual Fund Operating Expenses table, please confirm that any adjustments made for the expense waiver are reflected only in the period(s) for which the expense waiver is expected to continue.

Response 3.

Expense waiver adjustments made to the Example are reflected only in the periods for which the expense waiver is expected to continue.

Comment 4.

Please confirm whether the expense waiver shown in the Fees and Expenses—Annual Fund Operating Expenses table is in place for at least one year.

Response 4.

We confirm that the expense waiver will be in place for at least one year.

Comment 5.

Please identify the types of swaps in which the Fund may invest.  If the Fund expects to write credit default swaps, please confirm whether the Fund will segregate liquid assets sufficient to cover the notional value of such swaps.  If the Fund expect to invest in total return swaps, please confirm that the Fund applies the principles of SEC Release IC-10,666 to such investments.

Response 5.

The Fund will not invest in swaps as part of its principal investment strategy.  Accordingly, disclosure related to swaps has been removed from the Fund’s Principal Investment Strategies section.  To the extent that the Fund writes credit default swaps or invests in total return swaps on a non-principal basis, it will segregate assets sufficient to cover the notional value of any credit default swaps written by the Fund and will invest in total return swaps in accordance with applicable rules and regulations.

Comment 6.

In connection with valuing derivative instruments that are included in the Fund’s 80% policy, please confirm that the Fund does not use the notional value of such derivatives for purposes of such calculation.

Response 6.

The Fund does not use the notional value of any derivatives that are included in the Fund’s 80% policy when making the 80% policy calculations.

Comment 7.

The Fund Summary—Principal Investment Risks section includes a risk factor regarding active trading.  If the Fund expects to have a high portfolio turnover rate, consider adding related disclosure to the Principle Investment Strategies section.

Response 7.

The Fund does not expect to engage in active trading and the referenced risk factor has been removed.

Comment 8.

In the risk factor entitled “Derivatives Risk”, please include risk disclosure relating to the specific derivatives in which the Fund expects to invest.

Response 8.

Risk disclosure relating to the specific derivatives in which the Fund expects to invest has been added to the Additional Information about Principal Investment Strategies and Related Risks—Principal Risk Factors section.

Comment 9.

Please clarify the Fund’s leverage strategy in the Principle Investment Strategies section.

Response 9.

Disclosure regarding the Fund’s leverage strategy has been added to the Principal Investment Strategies section.

Comment 10.

Please confirm your acknowledgement that the Staff considers privately issued mortgage-backed securities to be a separate industry for purposes of industry concentration calculations.

Response 10.

The Registrant acknowledges that the Staff considers privately issued mortgage-backed securities to be a separate industry for the purposes of industry concentration calculations.

Comment 11.

In the Fund Summary—Principal Investment Risks section, consider including expanded disclosure relating to prepayment and extension risk in the risk factor entitled “Mortgage-Backed and Asset-Backed Securities Risk”.

Response 11.

The disclosure has been revised as suggested.  We also note that additional disclosure relating to prepayment and extension risk is included in the Additional Information About Principal Investment Strategies and Related Risks—Principal Risk Factors section.

Comment 12.

Please ensure that any changes made to the disclosure in the Fund Summary section in response to the above comments are made to the corresponding disclosure in the Additional Information about Principal Investment Strategies and Related Risks section.

Response 12.

We confirm that all changes made to the disclosure in the Fund Summary section in response to the above comments have been made to the corresponding disclosure in the Additional Information about Principal Investment Strategies and Related Risks section.

COMMENT TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 1.

Investment Restriction #5 states that the Charioteer Mortgage Income Fund will concentrate its investments in agency and non-agency residential mortgage-backed securities and commercial mortgage-backed securities.”  Given the Staff’s position that privately issued mortgage-backed securities are treated as a separate industry, please confirm whether this concentration policy applies separately to agency and non-agency mortgage-backed securities.

Response 1.

The Registrant acknowledges the Staff’s position that privately issued mortgage-backed securities are a separate industry for the purpose of industry concentration calculations.  The Fund will concentrate in non-agency mortgage-backed securities.  Corresponding changes have been made to Investment Restriction #5.

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

●

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

●

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

●

the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (415) 262-4594.  Thank you.

Best regards,

/s/ Aisha J. Hunt

Aisha J. Hunt